

Rachel Mastrangelo

Vice President at Parlay Cafe

Aguanga, California, United States · **Contact info**

 **Parlay Cafe**

Experience

Vice President

Parlay Cafe

Jan 2019 – Present · 1 yr 4 mos

Vice President

GPS Heroes

Jul 2010 – Nov 2016 · 6 yrs 5 mos

Aguanga, California, United States